UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2017

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795, and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 9, 2017, the three-year term of Gil Oren, an external director of Can-Fite Biopharma Ltd. (the “Company”) and member of the audit committee and compensation committee of the Company, automatically expired. Mr. Oren may not be re-elected to serve as an external director for an additional term as he was elected for the maximum number of terms permitted under the Israeli Companies Law. As previously reported, on July 25, 2017, the Company plans to hold its 2017 Annual General Meeting of Shareholders, at which meeting, among other things, Yaacov Goldman, is standing for election to replace Mr. Oren as an external director and as a member of the Company’s audit committee and compensation committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: July 10, 2017	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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